EXHIBIT 99.1

Northern Dynasty Makes Annual Filings

April 8, 2021, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") announces that it has filed its audited Financial Statements, Management Discussion and Analysis, Annual Information Form and Annual Report on Form 40F for the year ending December 31, 2021.

The Company also advises that, consistent with previous years, its audited consolidated financial statements for the fiscal year ended December 31, 2021, included in the Company’s Annual Report on Form 40-F, contained an audit report from its independent registered public accounting firm with a going concern emphasis of matter. Release of this information is required by Section 610(b) of the NYSE American Company Guide. It does not represent any change or amendment to any of the Company’s filings for the fiscal year ended December 31, 2021.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, the Pebble Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Mark Peters

Chief Financial Officer